Exhibit 99.1 Press release

WiLAN Announces Board Member Changes

OTTAWA, Canada – April 27, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASDAQ:WILN) announces that Mr. Ian McKinnon joined its Board of Directors at the Company’s recent Annual General Meeting. Mr. McKinnon replaces Mr. Robert Bramson. Mr. Bramson did not stand for re-election because he had reached the upper age limit for Directors.

“We are very pleased to add Ian McKinnon to our Board of Directors,” said James Skippen, Executive Chairman of WiLAN. “Ian has had a long career as a business leader and advisor. He has considerable experience with rapidly growing technology companies including those that have grown through acquisition.  This experience will be of benefit to us as we execute on our new growth strategy.

“At the same time, I want to sincerely thank Bob Bramson for his nine years of guidance, insight and counsel provided to WiLAN while on its Board. Bob is one of the most respected people in the patent licensing industry and a highly-accomplished patent attorney. We sincerely wish Bob all the best and will continue to seek his guidance and wisdom where appropriate.”

Between 1995 and 2007, Mr. McKinnon was President, Chief Executive Officer and a member of the Boards of Directors of each of Promis Systems Corporation Ltd. and Certicom Corp. He is currently a member of the Board of Directors of TSX-listed Constellation Software Inc. and Chair of the Board of Directors of Messagepoint Inc., a privately held Canadian software company. Mr. McKinnon was a member of the Board of Directors of SMART Technologies Inc., a Canadian TSX and NASDAQ listed technology company that was acquired by Foxconn Singapore (Pte) Ltd. in 2016. Mr. McKinnon holds an Honours B.A. from McMaster University and attended the INSEAD Advanced Management Program.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  WiLAN has announced plans to change its name to Quarterhill Inc. in the second quarter of 2017 after which, WiLAN, the patent license business, will become a subsidiary of Quarterhill. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks

Press release

described in WiLAN’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Dave Mason

Investor Relations

LodeRock Advisors Inc.

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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